                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                         MONEYGRAM PAYMENT SYSTEMS, INC.
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    60891010
                                    --------
                                 (CUSIP Number)

                               Austin D. Kim, Esq.
                            Transamerica Corporation
                              600 Montgomery Street
                             San Francisco, CA 94111

                                 (415) 983-4000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 14, 1998
                                ----------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b)for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
   1  Name of Reporting Person        TRANSAMERICA CORPORATION
      I.R.S. Identification No. of Above Person        94-0932740
--------------------------------------------------------------------------------
   2  Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  Source of Funds
      WC
--------------------------------------------------------------------------------
   5  Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6  Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                      7   Sole Voting Power                                 -0-

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   Shared Voting power                               -0-
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   Sole Dispositive Power                            -0-
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  Shared Dispositive Power                          -0-
--------------------------------------------------------------------------------
  11  Aggregate Amount Beneficially Owned by Each Reporting Person          -0-
--------------------------------------------------------------------------------
  12  Check Box if the Aggregate Amount in row 11 Excludes Certain Shares* [ ]

--------------------------------------------------------------------------------
  13  Percent of Class Represented By Amount in Row 11                      -0-

--------------------------------------------------------------------------------
  14  Type of Reporting Person       HC

================================================================================

Transamerica Corporation hereby amends, as set forth below, its Statement on
Schedule 13D filed on February 10, 1997 (the "Statement") and last amended on February 13, 1998 relating to the Common Stock of MoneyGram Payment Systems, Inc. Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 5. Interest in Securities of the Issuer

        The response to Item 5 is amended and restated in its entirety as follows:

        (a), (b), (c) and (d) Not applicable.

        (e) On April 14, 1998, Transamerica ceased to be the beneficial owner of more than five percent of the Common Stock.

                                    Signature

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 12, 1999

                                       TRANSAMERICA CORPORATION

                                       By /s/ RICHARD N. LATZER
                                          --------------------------------------
                                          Richard N. Latzer
                                          Senior Vice President and
                                          Chief Investment Officer